Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 20, 2000


                   MATERIALS PRESENTED AT A PRESS CONFERENCE
                              ON OCTOBER 13, 2000
                   IN CONNECTION WITH THE INVESTOR CONFERENCE
                        IN PARIS ON OCTOBER 12-13, 2000

These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in these materials address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram business will not be integrated successfully; costs related to the combination; failure of the Vivendi, Canal+ or Seagram shareholders to approve the combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of the Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

JEAN MARIE MESSIER
EDGAR BRONFMAN JR
PIERRE LESCURE
ERIC LICOYS


     PRESS CONFERENCE

                                                        [VIVENDI UNIVERSAL LOGO]

                         [GRAPHIC OF COVER OF LE MONDE
                         NEWSPAPER WITH HEADLINE
                         "BRUXELLES AUTORISE LA FUSION
                         VIVENDI - SEAGRAM" ["BRUSSELS
                         APPROVES THE VIVENDI-SEAGRAM
                         MERGER"]]









                                                        [VIVENDI UNIVERSAL LOGO]

                                EU GIVES ITS CLEARANCE FOR THE VIVENDI UNIVERSAL
                                                                     TRANSACTION

-    THE PARTIES FOR THE TRANSACTION MADE THREE UNDERTAKINGS:

     -    Divestiture of Vivendi`s Interest in BSKyB
          -    Divestiture of Vivendi entire stake in BSkyB

     -    Open access Music On-line
          - Universal Music will make its music available on a non exclusive and non discriminatory basis to Vizzavi and its competitors

     -    Agreement on Pay TV/Movies
          - In France, Spain, Italy, Benelux and Nordic countries, upon expiry of the current out put deals between Canal Plus and for Universal Studios, a duration of 5 years, Universal Studios will not grant to Canal Plus more than 50 % of its film production for the first pay-TV window


                                                        [VIVENDI UNIVERSAL LOGO]

                                                                    ORGANIZATION


- A STRONG OPERATIONAL TEAM: JEAN-MARIE MESSIER, EDGAR BRONFMAN JR, ERIC LICOYS AND PIERRE LESCURE

          -   TV and films :        Pierre Lescure
          -   Music :               Doug Morris
          -   Publishing :          Agnes Touraine (CEO)
          -   Internet :            Philippe Germond
          -   Telco :               Frank Esser (CEO)
          -   USAi :                Barry Diller as a close partner

-    ERIC LICOYS BECOMES COO IN CHARGE OF IMPLEMENTING ALL COST AND REVENUE
     SYNERGIES

-    CRM AND CIO MANAGERS TO BE APPOINTED AT VIVENDI UNIVERSAL LEVEL


                                                        [VIVENDI UNIVERSAL LOGO]

                                      VIVENDI ET STOXX MEDIA DU 30 DECEMBRE 1999
                                                              AU 12 OCTOBRE 2000
                                 [VIVENDI AND STOXX MEDIA FROM DECEMBER 30, 1999
                                                            TO OCTOBER 12, 2000]


                          [LINE GRAPH SHOWING DECLINE
                 OF VIVENDI STOCK PRICE IN EUROS OF 5.74% OVER
                           THE PERIOD AND DECLINE OF
                           STOXX MEDIA OF 11.54% OVER
                                THE SAME PERIOD]


                                                        [VIVENDI UNIVERSAL LOGO]

                                    VIVENDI ET STOXX TELECOM DU 30 DECEMBRE 1999
                                                              AU 12 OCTOBRE 2000
                                                 [VIVENDI AND STOXX TELECOM FROM
                                          DECEMBER 30, 1999 TO OCTOBER 12, 2000]


                     [LINE GRAPH SHOWING DECLINE OF VIVENDI
               STOCK PRICE IN EUROS OF 5.74% OVER THE PERIOD AND
                       DECLINE OF STOXX TELECOM OF 30.73%
                             OVER THE SAME PERIOD]


                                                        [VIVENDI UNIVERSAL LOGO]

                                      VIVENDI DU 20 JUIN 1999 AU 12 OCTOBRE 2000

                                [VIVENDI FROM JUNE 20, 1999 TO OCTOBER 12, 2000]

               [LINE GRAPH SHOWING DECLINE OF VIVENDI STOCK PRICE IN EUROS OF 4.09% OVER THE PERIOD AND DECLINE OF EUROSTOXX 50 OF 10.71%, DECLINE OF MEDIA OF 19.08% AND DECLINE OF TELECOM OF 28.58% OVER THE SAME PERIOD]

                                                        [VIVENDI UNIVERSAL LOGO]


                                    #  #  #

        MATERIALS PRESENTED AT A PRESS CONFERENCE IN CONNECTION WITH THE
              INVESTOR CONFERENCE IN NEW YORK ON OCTOBER 17, 2000


                                  VIVENDI AND STOXX MEDIA FROM DECEMBER 30, 1999
                                                             TO OCTOBER 17, 2000




          [LINE GRAPH SHOWING DECLINE OF VIVENDI STOCK PRICE IN EUROS
                    OF 7.42% OVER THE PERIOD AND DECLINE OF
                   STOXX MEDIA OF 8.34% OVER THE SAME PERIOD]




                                                [VIVENDI UNIVERSAL LOGO]

                                VIVENDI AND STOXX TELECOM FROM DECEMBER 30, 1999
                                                             TO OCTOBER 17, 2000



                  [LINE GRAPH SHOWING DECLINE OF VIVENDI STOCK
             PRICE IN EUROS OF 7.42% OVER THE PERIOD AND DECLINE OF
                 STOXX TELECOM OF 28.66% OVER THE SAME PERIOD]




                                                [VIVENDI UNIVERSAL LOGO]

                                  VIVENDI FROM JUNE 19, 2000 TO OCTOBER 17, 2000


[LINE GRAPH SHOWING DECLINE OF VIVENDI STOCK OF 13.95% OVER THE PERIOD AND DECLINE OF MEDIA OF 16.02% AND DECLINE OF TELECOM OF 25.36% OVER THE SAME PERIOD]

                                                        [VIVENDI UNIVERSAL LOGO]

           PREMIUM: VIVENDI OVER SEAGRAM FROM JUNE 20, 2000 TO OCTOBER 17, 2000



  [LINE GRAPH SHOWING PREMIUM FROM BETWEEN 7% AND 8% AT BEGINNING OF PERIOD TO
                      BETWEEN 4% AND 5% AT END OF PERIOD]



                                                        [VIVENDI UNIVERSAL LOGO]